December 15, 2020
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Cabot Equity Growth ETF (the “Fund”)
File Nos. 333-215588 and 811-23226
Dear Mr. Sutcliffe:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 66 to the Trust’s Registration Statement on Form N-1A filed October 13, 2020 (SEC Accession No. 0000894189-20-008283) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1.    Please provide a completed fee table and expense example.
Response:    The Fund’s completed fee table and expense example are shown below:
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1,2]	0.02%
Total Annual Fund Operating Expenses	0.77%
Less Fee Waiver[3]	0.02%
Total Annual Fund Operating Expenses	0.75%

1 Estimated for the current fiscal year.
2 Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude AFFE.
3 The Fund’s investment adviser has agreed to waive two basis points (0.02%) of its management fees for the Fund until at least December 31, 2021. This agreement may only be terminated before that date by, or with the consent of the Fund’s Board of Trustees.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$77	3 Years:	$240
Comment 2.    Please confirm whether there are any fee waiver, reimbursement or recoupment arrangements in place for the Fund, and if so, add disclosure accordingly.
Response:    The Trust confirms that there are no fee waiver, reimbursement or recoupment arrangements in place for the Fund.
Comment 3.    Does the Fund estimate that the acquired fund fees and expenses (“AFFE”) will exceed 0.01%? If yes, please disclose the information required pursuant to Item 3, Instructions 3(f)(i) and (vi) of Form N-1A.
Response:    The Fund estimates that the AFFE will exceed 0.01%. The fee table and expense example have therefore been updated to include AFFE. Please see Comment 1.
Comment 4.    In the Principal Investment Strategies, the last sentence of the first paragraph states: “Generally, the Fund’s exposure to ADRs will be limited to 15% of the Fund’s net assets. Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested, directly or indirectly, in equity securities.” Please clarify what is meant by “indirectly” in correspondence and preferably in the text.
Response:    The relevant sentence has been revised to read as follow: “Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested, directly or indirectly through other ETFs, in equity securities.”
Comment 5.    With respect to the Principal Investment Strategies, there does not appear to be any prominent derivatives, does the Fund anticipate using derivatives as part of the investment strategy? If yes, please refer to the Barry Miller Letter to ICI, dated July 30, 2010 for disclosure regarding principal investment strategies related to derivatives tailored to how the Fund expects them to be used and add appropriate risk disclosure.
Response:    The Fund does not anticipate use of derivatives.
Comment 6.    We note that the principal risks appear in alphabetical order for the Fund. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please see ADI 2019-08 — Improving Principal Risks Disclosure.
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. The Trust, therefore, respectfully declines the Staff’s comment.

Comment 7.    In the “ETF Risk” section, please disclose that purchase and redemption of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs and disclose that these costs could include brokerage costs or taxable gains/losses that it might not have incurred if it had made redemption in-kind. In addition, disclose that these costs could be imposed on the ETF and thus decrease the ETFs net asset value to the extent that these costs are not offset by a transaction fee payable by an authorized participant.
Response:    The Trust to process purchases and redemptions of creation units primarily in-kind and thus, does not believe the risks related to cash purchases and redemptions are principal risks of the Fund. Therefore, the Trust respectfully declines to insert the requested risk.
Comment 8.    Please insert a “Foreign Investment Risk” that states all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which ETF shares are listed and trading is open, and there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, note that this in turn could lead to differences between market price of ETF shares and the underlying value of those shares.
Response:    The Trust refers the Staff to the “Foreign Securities Risk” disclosure under Item 9 of the Prospectus, which includes language similar to the suggested risk disclosure.
Comment 9.    Under “Additional Information About the Funds - Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:     The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.
Comment 10.    Under “Additional Information About the Funds - Investment Objective”, please disclose whether the Fund may engage in active and frequent trading of portfolio securities pursuant to Item 9(b)(1) Instruction 7, of Form N-1A. If so, please explain the tax consequences on increased portfolio turnover and how the tax consequences and trading costs may affect the Fund’s performance.
Response:     The Trust responds that the Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.
Statement of Additional Information
Comment 11.    Under “Investment Restrictions”, the first sentence of the concentration investment restriction states: “Concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries.” Please remove the word “related” as it is not a part of Section (8)(b)(1) of the Investment Company Act of 1940.
Response:     The Trust believes that the use of the phrase “group of related industries” clarifies the intention of Section 8(b)(1), which is not intended to combine completely unrelated industries (e.g., soft drink distributors and semi-conductor manufacturers) for purposes on concentration, and is consistent with industry practice and permitted by the Staff. See Letter from Andrew M. Goldberg, Vice

President, Secretary, and Chief Legal Officer, MassMutual Select Funds to Dominic Minore, Division of Investment Management, SEC (January 10, 2018).

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary
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